

Mail Stop 4631

March 15, 2010

Via U.S. Mail

Marc S. Goldfarb, Esq.
c/o Kid Brands, Inc.
1800 Valley Road
Wayne, New Jersey 07470

> **Re:** **Kid Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 3, 2010**
> **File No. 333-164461**

Dear Mr. Goldfarb:

We have reviewed the above-captioned filing and your responses to our letter dated February 17, 2010 and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you indicate that you are a smaller reporting company on the cover page of the Form S-3. However, you indicated that you were an accelerated filer on the cover page of your Form 10-Q for the quarter ended September 30, 2009. Please advise us as to the basis for your determination that you are a smaller reporting company. Refer to Item 10(f)(2) of Regulation S-K.

2. Please update your financial statements for the year ended December 31, 2009, or advise us as to why you are not required to do so. Refer to Rules 3-01(c) and 8-08(b) of Regulation S-X.

Risk Factors, page 1

3.   We note your response to comment two issued in our letter dated February 17, 2010. In the second to the last sentence of the introductory paragraph, you state that your business may be materially and adversely affected by other risks and uncertainties that you have not yet identified. Please delete this statement as you are required to disclose all material risks in this section.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748.

Sincerely,

Pamela Long
Assistant Director

cc: Sara Adler, Esq. (*via facsimile* (212) 836-6624)
        Kaye Scholer LLP
        425 Park Avenue
        New York, NY 10022-3598